Exhibit 99.4

Date: September 27, 2025

The Board of Directors

Black Spade Acquisition III Co

Suite 2902, 29/F, The Centrium

60 Wyndham Street

Central, Hong Kong

Dear Sirs

CONSENT TO ACT AS DIRECTOR

I hereby confirm my consent to act as a Director of Black Spade Acquisition III Co (the "Company") with effect from the date and time specified in the directors' resolutions of the Company approving my appointment in reliance on, inter alia, the indemnity in favour of, inter alios, the Directors of the Company as set out in the articles of association of the Company, as amended from time to time, until my resignation or removal or disqualification in accordance with the articles of association, as amended from time to time, of the Company.

Yours faithfully

/s/ Wing Hong Sammy Hsieh
Director: Wing Hong Sammy Hsieh